Exhibit 12.1

SPRINT CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the Three Months Ended		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
			(millions)
Earnings
Income (loss) from continuing operations before income taxes	$763	$372	$(1,603)	$(504)	$401	$(2,350)	$(1,052)
Capitalized interest	(10)	(19)	(57)	(59)	(90)	(110)	(107)
Net losses in equity method investees	10	12	41	79	119	175	256

Subtotal	763	365	(1,619)	(484)	430	(2,285)	(903)

Fixed charges
Interest charges	314	351	1,339	1,496	1,560	1,383	1,169
Interest factor of operating rents	97	92	371	377	422	396	347

Total fixed charges	411	443	1,710	1,873	1,982	1,779	1,516

Earnings (loss), as adjusted	$1,174	$808	$91	$1,389	$2,412	$(506)	$613

Preferred stock dividends paid	$2	$2	$7	$7	$7	$7	$7
Total fixed charges	411	443	1,710	1,873	1,982	1,779	1,516

Total fixed charges and preferred stock dividends	$413	$445	$1,717	$1,880	$1,989	$1,786	$1,523

Ratio of earnings to fixed charges and preferred stock dividends	2.84	1.82	— (1)	— (2)	1.21	— (3)	— (4)

Note: The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing the sum of fixed charges and pretax earnings required to cover preferred stock dividends into the sum of earnings (after certain adjustments) and fixed charges. Earnings included income (loss) from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges included interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.

(1)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $1.6 billion in 2004.
(2)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $491 million in 2003.
(3)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $2.3 billion in 2001.
(4)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $910 million in 2000.